July 15, 2013

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CVB Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 0-10140

Dear Mr. Pande,

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “staff”) contained in your letter dated June 13, 2013, regarding the above referenced filing of CVB Financial Corp.

Due to vacation schedules, we respectfully request an extension of time to August 6, 2013, to respond to the comments of the staff.

If you have any questions concerning this letter please do not hesitate to contact me at (909) 483-7211.

Sincerely,

/s/ Richard C. Thomas
Richard C. Thomas
Executive Vice President and Chief Financial Officer

cc: Christopher D. Myers, President and Chief Executive Officer